Torch Partners Corporate Finance, Inc.
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	95,344
Due from affiliates		152,630
Income tax receivable		45,927
Computer equipment, net		1,791
Other assets		12,141
Total assets	$	307,833
Liabilities and Stockholder's Equity		
Accounts payable and other accrued expenses	$	69,018
Due to affiliates		5,868
Total liabilities		74,886
Stockholder's equity		
Common stock		504,000
Additional paid in capital		432,985
Accumulated deficit		(704,038)
Total stockholder's equity		232,947
Total liabilities and stockholder's equity	$	307,833

The accompanying notes are an integral part of this financial statement.